FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Dividend Policy	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A, as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In the current extremely challenging economic and financial environment, exogenous factors are creating severe instability and are exacerbating potential financial risks. Since those unprecedented factors are beyond Telefónica’s control, it is crucial that the Company takes definitive steps to effectively defuse potential risks.

Today, the Board of Directors has decided that under the criteria of prudent administration it is in the best interest of all Telefónica’s stakeholders that the dividend and share buyback program corresponding to 2012 be cancelled (including November 2012 and May 2013 cash and scrip payments, respectively) as a one-time exceptional measure.

The objectives underlying this decision are:

1)	To further strengthen the balance sheet through retained earnings, deleveraging and increasing shareholder value.

2)	To substantially accelerate debt reduction in the short term.

3)	To decouple from exogenous macroeconomic factors affecting our country of domicile.

4)	To immunize from debt markets liquidity conditions, by having debt maturities covered till the end of 2013

5)	To de-risk the execution of the already announced portfolio management and asset divestment program, to which the Company remains fully committed.

6)	To continue investing in profitable growth in our operations.

The shares already acquired will be held as treasury stock and will not be cancelled.

The Company will resume its shareholder remuneration in 2013 by paying a dividend of 0.75 euros per share. The Company intends to pay in two tranches: a first payment in Q4 2013 and a second one in Q2 2014.

In summary, Telefónica has already distributed to its shareholders 2.8 billion euros in cash dividends in 2012 and will continue remunerating its shareholders via dividend payments in 2013.

Also, with regard to the compensation of the Members of the Board, the Board of Directors has decided to apply a reduction of 20% on their compensation. With respect to the Executives, including the Chairman, the remaining Executive Directors and the Senior Executives, there will also be a reduction of around 30% of their total compensation as a result of (i) the reduction of their remuneration in kind due to the fact that no shares will be vested under the share plan (PSP) and (ii) other reductions already carried out during the first half of the year.

Madrid, July 25th, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 25th, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors